Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2021 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - August 5, 2021) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three and six months ended June 30, 2021. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Results for the three months ended June 30, 2021 and 2020
For the three months ended June 30, 2021, the Company had a net loss of $52.8 million, or $0.97 basic and diluted loss per share.
For the three months ended June 30, 2021, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $51.1 million, or $0.94 basic and diluted loss per share, which excludes from the net loss $1.6 million, or $0.03 per basic and diluted share, of losses recorded on the transaction to exchange $19.4 million in aggregate principal amount of the Company's existing Convertible Notes due 2022 for $19.4 million in aggregate principal amount of new Convertible Notes due 2025, described in detail below.
For the three months ended June 30, 2020, the Company had net income of $143.9 million, or $2.63 basic and $2.40 diluted earnings per share.
For the three months ended June 30, 2020, the Company had an adjusted net income (see Non-IFRS Measures section below) of $144.3 million, or $2.63 basic and $2.40 diluted earnings per share, which excludes from net income a $0.3 million, or $0.01 per basic and diluted share, write-off of deferred financing fees.
Results for the six months ended June 30, 2021 and 2020
For the six months ended June 30, 2021, the Company had a net loss of $115.2 million, or $2.12 basic and diluted loss per share.
For the six months ended June 30, 2021, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $108.3 million, or $1.99 basic and diluted loss per share, which excludes from the net loss $5.5 million, or $0.10 per basic and diluted share, of losses recorded on the transaction to exchange the Company's existing Convertible Notes due 2022 for new Convertible Notes due 2025, described in detail below, as well as a $1.3 million, or $0.02 per basic and diluted share, write-off of deferred financing fees related to the refinancing of certain credit facilities.
For the six months ended June 30, 2020, the Company had net income of $190.6 million, or $3.48 basic and $3.21 diluted earnings per share.
For the six months ended June 30, 2020, the Company had an adjusted net income (see Non-IFRS Measures section below) of $190.9 million, or $3.49 basic and $3.21 diluted earnings per share, which excludes from net income a $0.3 million, or $0.01 per basic and diluted share, write-off of deferred financing fees.
Declaration of Dividend
On August 4, 2021, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about September 29, 2021 to all shareholders of record as of September 9, 2021 (the record date). As of August 4, 2021, there were 58,369,516 common shares of the Company outstanding.
Summary of Second Quarter and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters in the pools (excluding voyages outside of the pools) for the Company's vessels thus far in the third quarter of 2021 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Total
Pool	Average daily TCE revenue	% of Days
LR2	$9,500	47%
LR1	$9,000	43%
MR	$10,500	48%
Handymax	$7,500	45%

•Below is a summary of the average daily TCE revenue earned by the Company's vessels in each of the pools (excluding voyages outside of the pools) during the second quarter of 2021:

Pool	Average daily TCE revenue
LR2	$11,984
LR1	$11,529
MR	$12,530
Handymax	$9,881
•In August 2021, the Company agreed to acquire a minority interest in a portfolio of nine product tankers, among which are five dual-fuel MR Methanol tankers (built between 2016 and 2021). These five vessels carry Methanol as well as traditional petroleum products, and they are powered either by Methanol or by traditional marine fuels.
•In June 2021, the Company completed the exchange of $19.4 million in aggregate principal amount of the Company's Convertible Notes due 2022 for $19.4 million in aggregate principal amount of Convertible Notes due 2025 (the 'Exchange Notes') pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes due 2022. Simultaneously, the Company issued and sold $42.4 million in aggregate principal amount of Convertible Notes due 2025 in a private offering (the ‘Purchased Notes’ and together with the Exchange Notes, the 'New Notes'). The New Notes issued in this transaction have the same terms (other than date of issuance) as and are fungible with the Convertible Notes due 2025 that were issued in March 2021.
•In January 2021, the Company entered into a note distribution agreement with B. Riley Securities, Inc., as sales agent, pursuant to which the Company may offer and sell, from time to time, up to $75.0 million of additional aggregate principal amount of its 7.00% Senior Unsecured Notes due 2025 (the "Senior Notes due 2025"). Since April 1, 2021 and through the date of this press release, the Company issued $23.0 million aggregate principal amount of additional Senior Notes due 2025 for aggregate net proceeds (net of sales agent commissions and offering expenses) of $22.5 million. There is $37.9 million of remaining availability under the this program as of August 4, 2021.
•The Company is in advanced discussions with certain financial institutions to further increase its liquidity by up to $59.1 million in connection with the refinancing of 13 vessels.
•The Company also has $20.0 million of additional liquidity available (after the repayment of existing debt) from previously announced financings that have been committed. These drawdowns are expected to occur at varying points in the future as these financings are tied to scrubber installations on the Company’s vessels.
•The Company has $268.6 million in cash and cash equivalents as of August 4, 2021.

Investment in Dual Fuel Tankers
In August 2021, the Company agreed to acquire a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR Methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers. The dual-fuel MR Methanol tankers are currently on long-term time charter contracts greater than five years. The Company acquired 6% of the outstanding shares in this venture for $7.2 million.
June 2021 Exchange Offer and New Issuance of Convertible Notes
In June 2021, the Company completed the exchange of $19.4 million in aggregate principal amount of the Company's Convertible Notes due 2022 for $19.4 million in aggregate principal amount of Convertible Notes due 2025 (the 'Exchange Notes') pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes due 2022. Simultaneously, the Company issued and sold $42.4 million in aggregate principal amount of Convertible Notes due 2025 pursuant to separate, privately negotiated, agreements with certain investors in a private offering (the ‘Purchased Notes’ and together with the Exchange Notes, the 'New Notes'). The Purchased Notes were issued at 102.25% of par, or $43.3 million, plus accrued interest.
The New Notes have the same terms as (other than date of issuance), form a single series of debt securities with, have the same CUSIP number, and are fungible with the 3.00% Convertible Senior Notes due 2025 that were issued in March 2021, including for purposes of notices, consents, waivers, amendments and any other action permitted under the Indenture. The New Notes will accrete at the same 5.52% rate from the original March 2021 issue price and issue date as the March 2021 New Notes. The Accreted Principal Amount at maturity is equal to 125.3% of par.
The Convertible Notes due 2025 are senior, unsecured obligations and bear interest at a rate of 3.00% per year. Interest is payable semi-annually in arrears on May 15 and November 15 of each year. The Convertible Notes due 2025 will mature on May 15, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms.
The Convertible Notes due 2025 are freely convertible at the option of the holder and prior to the close of business on the 5th business day immediately preceding the maturity date. Upon conversion of the Convertible Notes due 2025, holders will receive shares of the Company's common stock. The Company may, subject to certain exceptions, redeem the Convertible Notes due 2025 for cash, if at any time the per share volume-weighted average price of the Company's common shares equals or exceeds 125.4% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the applicable redemption date; and (ii) the trading day immediately before such date of the redemption notice.
The conversion rate of the Convertible Notes due 2025 is currently 26.7879 common shares per $1,000 principal amount of Convertible Notes due 2025 (equivalent to a conversion price of approximately $37.33 per common share), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2025 (such as the payment of dividends).
The Company recorded a loss on the extinguishment of the Convertible Notes due 2022 of $1.6 million as a result of the June 2021 Exchange, which primarily arose from the difference between the carrying value and the face value of the Convertible Notes due 2022 on the date of the exchange in addition to directly attributable transaction costs.
Diluted Weighted Number of Shares
The computation of earnings or loss per share is determined by taking into consideration the potentially dilutive shares arising from (i) the Company’s equity incentive plan, and (ii) the Company’s Convertible Notes due 2022 and Convertible Notes due 2025. These potentially dilutive shares are excluded from the computation of earnings or loss per share to the extent they are anti-dilutive.
The impact of the Convertible Notes due 2022 and Convertible Notes due 2025 on earnings or loss per share is computed using the if-converted method. Under this method, the Company first includes the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan, and then assumes that its Convertible Notes due 2022 and Convertible Notes due 2025, which were issued in March and June 2021 were converted into common shares at the beginning of each period. The if-converted method also assumes that the interest and non-cash amortization expense associated with these notes of $5.3 million and $8.4 million during the three and six months ended June 30, 2021, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and six months ended June 30, 2021, the Company’s basic weighted average number of shares outstanding were 54,457,451 and 54,388,504, respectively. There were 56,696,234 and 56,524,964 weighted average shares outstanding including the potentially dilutive impact of restricted shares issued under the Company's equity incentive plan, for the three and six months ended June 30, 2021, respectively. There were 62,857,121 and 61,685,350 weighted average shares outstanding for the three and six months ended June 30, 2021, respectively, under the if-converted method. Since the Company was in a net loss position in both periods, the potentially dilutive shares arising from both the Company’s restricted shares issued under the Company's equity incentive plan and under the if-converted method were anti-dilutive for purposes of calculating the loss per share. Accordingly, basic weighted average shares outstanding were used to calculate both basic and diluted loss per share for this period.
COVID-19
Initially, the onset of the COVID-19 pandemic in March 2020 resulted in a sharp reduction in economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates late in the first quarter of 2020 and throughout the second quarter of 2020. These market dynamics, which were driven by arbitrage trading rather than underlying consumption, led to a build-up of global oil and refined petroleum product inventories.
In June 2020, as underlying oil markets stabilized and global economies began to recover, the excess inventories that built up during this period began to slowly unwind. Nevertheless, global demand for oil and refined petroleum products remained subdued as governments around the world continued to impose travel restrictions and other measures in an effort to curtail the spread of the virus. These market conditions had an adverse impact on the demand for the Company's vessels beginning in the third quarter of 2020 and continuing through the second quarter of 2021. During the second quarter of 2021, the easing of restrictive measures and successful roll-out of vaccines in certain countries served as a catalyst for an economic recovery in many developed countries throughout the world. Consequently, oil prices have recently reached multi-year highs and existing inventories of refined petroleum products continue to be depleted. While these conditions are favorable for long-term demand growth, they were insufficient to stimulate spot TCE rates during the second quarter of 2021 given the uneven nature of the global economic recovery and the restrictions that remain in place in parts of the world with low vaccine uptake.
The Company expects that the COVID-19 virus will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could continue to have a material impact on the Company's earnings, cash flow and financial condition in 2021. An estimate of the impact on the Company's results of operations and financial condition cannot be made at this time.
$250 Million Securities Repurchase Program
In September 2020, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), Convertible Notes due 2022, and Convertible Notes due 2025. No securities have been repurchased under the new program since its inception through the date of this press release.
Conference Call
The Company has scheduled a conference call on August 5, 2021 at 9:00 AM Eastern Daylight Time and 3:00 PM Central European Summer Time. The dial-in information is as follows:
US Dial-In Number: +1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 6987095
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/q8sswtjm

Current Liquidity
As of August 4, 2021, the Company had $268.6 million in unrestricted cash and cash equivalents.
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber, and ballast water treatment system activity that occurred during the second quarter of 2021 and that is in progress as of July 1, 2021:

	Number of Vessels	Drydock	Ballast Water Treatment Systems	Scrubbers	Aggregate Costs ($ in millions) (1)	Aggregate Off-hire Days in Q2 2021
Completed in the second quarter of 2021
LR2	3	3	—	—	$3.6	92.4
LR1	3	3	—	—	3.3	63.4
MR	—	—	—	—	—	—
Handymax	—	—	—	—	—	—
	6	6	—	—	$6.9	155.8

In progress as of July 1, 2021
LR2	3	3	—	—	$3.6	24.5
LR1	—	—	—	—	—	—
MR	—	—	—	—	—	—
Handymax	—	—	—	—	—	—
	3	3	—	—	$3.6	24.5

(1)    Aggregate costs for vessels completed in the quarter represent the total costs incurred, some of which may have been incurred in prior periods. Aggregate costs for vessels in progress as of July 1, 2021 represent the total costs incurred through that date, some of which may have been incurred in prior periods.
Set forth below are the estimated expected payments to be made for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2022 (which also include actual payments made during the second quarter of 2021 and through August 4, 2021):

In millions of U.S. dollars	As of June 30, 2021 (1) (2)

Q3 2021 - payments made through August 4, 2021	$2.0
Q3 2021 - remaining payments	16.0
Q4 2021	4.6
FY 2022	42.3
(1)    Includes estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.

(2)    Based upon the commitments received to date, which include the remaining availability under certain financing transactions that have been previously announced, the Company expects to raise approximately $20.0 million of aggregate additional liquidity to finance the purchase and installations of scrubbers (after the repayment of existing debt) once all of the agreements are closed and drawn.  These drawdowns are expected to occur at varying points in the future as these financings are tied to scrubber installations on the Company’s vessels.
Set forth below are the estimated expected number of ships and estimated expected off-hire days for the Company's drydocks, ballast water treatment system installations, and scrubber installations (1):

	Q3 2021
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	3	—	—	109
LR1	3	—	—	70
MR	—	—	—	—
Handymax	—	—	—	—

Total Q3 2021	6	—	—	179

	Q4 2021
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	1	—	—	20
LR1	1	—	2	50
MR	—	—	—	—
Handymax	—	—	—	—

Total Q4 2021	2	—	2	70

	FY 2022
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	5	—	1	140
LR1	—	—	3	170
MR	11	5	4	300
Handymax	—	—	—	—

Total FY 2022	16	5	8	610

(1)    The number of vessels in these tables may reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.
(2)    Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period.
(3)    Represents total estimated off-hire days during the period, including vessels that commenced work in a previous period.

Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented.

	In thousands of U.S. Dollars	Outstanding Principal as of March 31, 2021	Outstanding Principal as of June 30, 2021	Outstanding Principal as of August 4, 2021
1	ING Credit Facility (2)	70,347	32,386	32,386
2	Credit Agricole Credit Facility	80,018	77,877	77,877
3	ABN AMRO / K-Sure Credit Facility	40,864	39,901	39,901
4	Citibank / K-Sure Credit Facility	84,714	82,610	82,610
5	ABN / SEB Credit Facility (1)	94,769	76,164	76,164
6	Hamburg Commercial Credit Facility	39,492	38,670	38,670
7	Prudential Credit Facility	48,992	47,605	46,681
8	2019 DNB / GIEK Credit Facility	50,785	49,007	49,007
9	BNPP Sinosure Credit Facility	96,648	91,481	91,481
10	2020 $225.0 Million Credit Facility	203,640	198,389	198,389
11	2021 $21.0 Million Credit Facility	21,000	20,415	20,415
12	Ocean Yield Lease Financing	135,775	132,993	132,033
13	BCFL Lease Financing (LR2s)	87,474	84,783	83,883
14	CSSC Lease Financing	131,576	128,844	127,933
15	CSSC Scrubber Lease Financing	3,463	2,483	2,156
16	BCFL Lease Financing (MRs)	80,142	76,427	75,211
17	2018 CMBFL Lease Financing	121,741	118,489	118,489
18	$116.0 Million Lease Financing	103,400	100,887	100,071
19	AVIC Lease Financing	116,400	113,069	113,069
20	China Huarong Lease Financing	116,041	111,833	111,833
21	$157.5 Million Lease Financing	120,264	116,729	116,729
22	COSCO Lease Financing	66,825	64,900	64,900
23	2020 CMBFL Lease Financing	43,763	42,952	42,952
24	2020 TSFL Lease Financing	46,419	45,589	45,589
25	2020 SPDBFL Lease Financing	94,876	93,259	93,259
26	2021 AVIC Lease Financing	97,325	95,517	95,517
27	2021 CMBFL Lease Financing (1)	58,800	77,825	77,420
28	2021 TSFL Lease Financing	57,663	56,567	56,567
29	2021 CSSC Lease Financing (2)	—	56,523	56,085
30	IFRS 16 - Leases - 3 MR	35,093	33,171	32,542
31	$670.0 Million Lease Financing	582,157	570,261	566,268
32	Unsecured Senior Notes Due 2025 (3)	42,233	58,757	65,248
33	Convertible Notes Due 2022 (4)	89,141	69,695	69,695
34	Convertible Notes Due 2025 (4)	138,188	202,930	204,014
	Gross debt outstanding	$3,200,028	$3,208,988	$3,205,044
	Cash and cash equivalents	269,538	282,229	268,650
	Net debt	$2,930,490	$2,926,759	$2,936,394

(1)    In April 2021, the Company closed on the sale and leaseback of STI Westminster for aggregate proceeds of $20.25 million. The Company repaid the outstanding indebtedness of $16.1 million related to this vessel on the ABN/SEB Credit Facility as part of this transaction.
Under the 2021 CMBFL Lease Financing, this vessel is subject to a seven-year bareboat charter-in agreement. The lease financing for this MR vessel bears interest at LIBOR plus a margin of 3.20% and is scheduled to be repaid in equal quarterly principal installments of approximately $0.4 million. The agreement contains purchase options to re-acquire the vessel beginning on the third anniversary date from the delivery date, with a purchase option for each vessel upon the expiration of each agreement. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company's other sale and leaseback arrangements.
This transaction is being accounted for as a financing transaction under IFRS 9 as the transaction does not qualify as a ‘sale’ under IFRS 15 given the Company’s right to repurchase the asset during the lease period. Accordingly, no gain or loss is recorded, and the Company will continue to recognize the vessel as an asset and recognize a financial liability (i.e. debt) for the consideration received (similar to the Company’s other sale and leaseback transactions).
(2)    In May 2021, the Company closed on the sale and leaseback of two LR2 vessels (STI Grace and STI Jermyn) with CSSC (Hong Kong) Shipping Company Limited (the '2021 CSSC Lease Financing') for aggregate proceeds of $57.4 million and repaid the aggregate outstanding indebtedness of $36.9 million related to these two vessels on the ING Credit Facility as part of this transaction.
Under the 2021 CSSC Lease Financing, each vessel is subject to a six-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.50% per annum and are scheduled to be repaid in equal principal installments of $0.2 million per vessel per month. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation for each vessel upon the expiration of each agreement.
These transactions are being accounted for as a financing transaction under IFRS 9 as the transaction does not qualify as a ‘sale’ under IFRS 15 given the Company’s right to repurchase the asset during the lease period. Accordingly, no gain or loss is recorded, and the Company will continue to recognize the vessel as an asset and recognize a financial liability (i.e. debt) for the consideration received (similar to the Company’s other sale and leaseback transactions).
(3)    In January 2021, the Company entered into the Distribution Agreement with the Agent, under which the Company may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of its Senior Notes due 2025 (the 'Additional Notes'). The Additional Notes will have the same terms as (other than date of issuance), form a single series of debt securities with and have the same CUSIP number and are fungible with, the initial notes which were issued on May 29, 2020 immediately upon issuance. Sales of the Additional Notes may be made over a period of time, and from time to time, through the Agent, in transactions involving an offering of the Senior Notes due 2025 into the existing trading market at prevailing market prices. During the second quarter of 2021, the Company issued $16.5 million aggregate principal amount of Additional Notes for aggregate net proceeds (net of sales agent commissions and offering expenses) of $16.2 million. Since inception of this program and through the date of this press release, the Company issued $37.1 million aggregate principal amount of Additional Notes for aggregate net proceeds (net of sales agent commissions and offering expenses) of $36.3 million.
(4)    In June 2021, the Company completed the exchange of $19.4 million in aggregate principal amount of the Company's Convertible Notes due 2022 for $19.4 million in aggregate principal amount of Convertible Notes due 2025 (the 'Exchange Notes') pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes due 2022. Simultaneously, the Company issued and sold $42.4 million in aggregate principal amount of Convertible Notes due 2025 pursuant to separate, privately negotiated, agreements with certain investors in a private offering (the ‘Purchased Notes’ and together with the Exchange Notes, the 'New Notes'). The Purchased Notes were issued at 102.25% of par, or $43.3 million, plus accrued interest.
The New Notes have the same terms as (other than date of issuance), form a single series of debt securities with, have the same CUSIP number and are fungible with, the 3.00% Convertible Senior Notes due 2025 that were issued in March 2021, including for purposes of notices, consents, waivers, amendments and any other action permitted under the Indenture. The New Notes will accrete at the same rate of approximately 5.52% from the original March 2021 issue date and at the same issue price as the March 2021 New Notes. The Accreted Principal Amount at maturity is equal to 125.3% of par.
The Convertible Notes due 2025 are senior, unsecured obligations and bear interest at a rate of 3.00% per year. Interest is payable semi-annually in arrears on May 15 and November 15 of each year. The Convertible Notes due 2025 will mature on May 15, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms.
The conversion rate of the Convertible Notes due 2025 is currently 26.7879 common shares per $1,000 principal amount of Convertible Notes due 2025 (equivalent to a conversion price of approximately $37.33 per common share), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2025 (such as the payment of dividends).

The Company recorded a loss on the extinguishment of the Convertible Notes due 2022 of $1.6 million as a result of the June 2021 Exchange, which primarily arose from the difference between the carrying value and the face value of the Convertible Notes due 2022 on the date of the exchange in addition to directly attributable transaction costs.
Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of June 30, 2021, which includes principal amounts due under the Company's secured credit facilities, Convertible Notes due 2022, Convertible Notes due 2025, lease financing arrangements, Senior Notes due 2025, and lease liabilities under IFRS 16 (which also include actual payments made during the second quarter of 2021 and through August 4, 2021):

In millions of U.S. dollars	As of June 30, 2021 (1)
Q3 2021 - principal payments made through August 4, 2021	$11.5
Q3 2021 - remaining principal payments	61.9
Q4 2021	78.5
Q1 2022 (2)	91.2
Q2 2022 (3)	215.5
Q3 2022 (4)	88.4
Q4 2022 (5)	124.8
2023 and thereafter	2,537.2
$3,209.0
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of June 30, 2021 and do not incorporate the impact of any of the Company’s new financing initiatives which have not closed as of that date.
(2)    Repayments include the maturity of the outstanding debt related to one vessel under the Citi/K-Sure Credit Facility of $19.3 million.
(3)    Repayments include the maturity of the outstanding debt related to (i) three vessels under the Citi/K-Sure Credit Facility of $57.6 million in aggregate, (ii) the Company's Convertible Notes due 2022 of $69.7 million, and (iii) one vessel under the ING Credit Facility of $12.6 million.
(4)    Repayments include the maturity of the outstanding debt related to one vessel under the ABN AMRO/K-Sure Credit Facility of $18.4 million.
(5)    Repayments include the maturity of the outstanding debt related to (i) one vessel under the ABN AMRO/K-Sure Credit Facility of $17.2 million, (ii) one vessel under the Credit Agricole Credit Facility of $16.5 million, and (iii) one vessel under the 2021 $21.0 Million Credit Facility for $17.5 million.
Explanation of Variances on the Second Quarter of 2021 Financial Results Compared to the Second Quarter of 2020
For the three months ended June 30, 2021, the Company recorded a net loss of $52.8 million compared to net income of $143.9 million for the three months ended June 30, 2020. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended June 30, 2021 and 2020:

	For the three months ended June 30,
In thousands of U.S. dollars	2021	2020
Vessel revenue	$139,442	$346,239
Voyage expenses	(1,614)	(2,906)
TCE revenue	$137,828	$343,333

•TCE revenue for the three months ended June 30, 2021 decreased by $205.5 million to $137.8 million, from $343.3 million for the three months ended June 30, 2020. Overall average TCE revenue per day decreased to $11,954 per day during the three months ended June 30, 2021, from $29,693 per day during the three months ended June 30, 2020. Given the onset of the COVID-19 pandemic, market fundamentals and underlying TCE revenue during these periods differed significantly.
◦TCE revenue for the three months ended June 30, 2021 reflected the adverse market conditions brought on by the COVID-19 pandemic. Demand for crude and refined petroleum products have improved during this period but nevertheless remained below pre-pandemic levels given the ongoing efforts around the world to control the spread of the virus, particularly in countries with low vaccine uptake. Additionally inventories continued to be drawn during the quarter, which had an adverse impact on the demand for the seaborne transportation of refined petroleum products.
◦TCE revenue for the three months ended June 30, 2020 reflected strong market conditions that were the result of the initial market conditions brought on by the onset of the COVID-19 pandemic in March 2020. During this time, travel restrictions and other preventive measures to control the spread of the COVID-19 pandemic resulted in a precipitous decline in oil demand. Lack of corresponding production and refinery cuts resulted in a supply glut of oil and refined petroleum products, which was exacerbated by extreme oil price volatility from the Russia-Saudi Arabia oil price war. The oversupply of petroleum products and contango in oil prices led to record floating storage and arbitrage opportunities of both crude and refined petroleum products. These market conditions had a disruptive impact on the supply and demand balance of product tankers, resulting in significant and prolonged spikes in spot TCE rates which persisted through the second quarter of 2020.
•Vessel operating costs for the three months ended June 30, 2021 increased by $0.8 million to $80.6 million, from $79.8 million for the three months ended June 30, 2020. Vessel operating costs per day increased to $6,807 per day for the three months ended June 30, 2021 from $6,407 per day for the three months ended June 30, 2020. This increase was primarily attributable to (i) costs incurred to transition technical managers for certain MRs that were acquired from Trafigura Maritime Logistics Pte. Ltd. in 2019 and (ii) increased crewing related costs due to COVID-19.
•Depreciation expense - owned or sale leaseback vessels for the three months ended June 30, 2021 increased by $1.1 million to $49.2 million, from $48.1 million for the three months ended June 30, 2020. The increase was due to the Company's drydock, scrubber and ballast water treatment system installations that have taken place over the preceding 12-month period.
•Depreciation expense - right of use assets for the three months ended June 30, 2021 decreased $3.4 million to $10.2 million from $13.6 million for the three months ended June 30, 2020. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. Right of use asset depreciation expense was impacted by the delivery of an MR that was previously under construction in the third quarter of 2020 offset by the redelivery of three Handymax vessels upon the expiration of their bareboat charters in the second and third quarters of 2020 and four Handymax vessels at the end of the first quarter of 2021. The Company had four LR2s and 18 MRs that were accounted for under IFRS 16 - Leases during the three months ended June 30, 2021. The right of use asset depreciation for these vessels is approximately $0.2 million per MR per month and $0.3 million per LR2 per month.
•General and administrative expenses for the three months ended June 30, 2021, decreased by $5.4 million to $13.3 million, from $18.7 million for the three months ended June 30, 2020. This decrease was due to an overall reduction in costs during the three months ended June 30, 2021, including reductions in restricted stock amortization and compensation expenses.
•Financial expenses for the three months ended June 30, 2021 decreased by $3.2 million to $35.9 million, from $39.1 million for the three months ended June 30, 2020. The decrease was primarily driven by significant decreases in LIBOR rates, which underpin all of the Company's variable rate borrowings, which collapsed at the onset of the COVID-19 pandemic but after the rates were set in the second quarter of 2020 for many of the Company's financings.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2021	2020	2021	2020
Revenue
Vessel revenue	$139,442	$346,239	$273,607	$600,407

Operating expenses
Vessel operating costs	(80,598)	(79,758)	(163,900)	(161,221)
Voyage expenses	(1,396)	(2,906)	(2,781)	(7,125)
Depreciation - owned or sale leaseback vessels	(49,222)	(48,102)	(98,006)	(94,943)
Depreciation - right of use assets	(10,200)	(13,609)	(22,041)	(26,806)
General and administrative expenses	(13,324)	(18,747)	(26,884)	(36,010)
Total operating expenses	(154,740)	(163,122)	(313,612)	(326,105)
Operating income	(15,298)	183,117	(40,005)	274,302
Other (expense) and income, net
Financial expenses	(35,906)	(39,127)	(69,973)	(83,892)
Loss on Convertible Notes exchange	(1,648)	—	(5,504)	—
Financial income	187	295	412	860
Other income and (expense), net	(117)	(344)	(106)	(702)
Total other expense, net	(37,484)	(39,176)	(75,171)	(83,734)
Net (loss) / income	$(52,782)	$143,941	$(115,176)	$190,568

(Loss) / Earnings per share

Basic	$(0.97)	$2.63	$(2.12)	$3.48
Diluted	$(0.97)	$2.40	$(2.12)	$3.21
Basic weighted average shares outstanding	54,457,451	54,827,479	54,388,504	54,747,345
Diluted weighted average shares outstanding (1)	54,457,451	61,593,958	54,388,504	61,801,095

(1)     The computation of diluted loss per share for the three and six months ended June 30, 2021 excludes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes due 2022 and Convertible Notes due 2025 because their effect would have been anti-dilutive. The computation of diluted earnings per share for the three and six months ended June 30, 2020 includes the effect of potentially dilutive unvested shares of restricted stock and the effect of the Convertible Notes due 2022 under the if-converted method.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$282,229	$187,511
Accounts receivable	31,730	33,017
Prepaid expenses and other current assets	10,450	12,430
Inventories	8,396	9,261
Total current assets	332,805	242,219
Non-current assets
Vessels and drydock	3,925,151	4,002,888
Right of use assets	784,770	807,179
Other assets	97,445	92,145
Goodwill	8,900	8,900
Restricted cash	5,293	5,293
Total non-current assets	4,821,559	4,916,405
Total assets	$5,154,364	$5,158,624
Current liabilities
Current portion of long-term debt	$220,877	$172,705
Lease liability - sale and leaseback vessels	158,082	131,736
Lease liability - IFRS 16	54,386	56,678
Accounts payable	12,302	12,863
Accrued expenses	23,699	32,193
Total current liabilities	469,346	406,175
Non-current liabilities
Long-term debt	836,783	971,172
Lease liability - sale and leaseback vessels	1,342,415	1,139,713
Lease liability - IFRS 16	548,407	575,796
Total non-current liabilities	2,727,605	2,686,681
Total liabilities	3,196,951	3,092,856
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	659	656
Additional paid-in capital	2,857,024	2,850,206
Treasury shares	(480,172)	(480,172)
Accumulated deficit	(420,098)	(304,922)
Total shareholders' equity	1,957,413	2,065,768
Total liabilities and shareholders' equity	$5,154,364	$5,158,624

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the six months ended June 30, 2021
In thousands of U.S. dollars	2021	2020
Operating activities
Net (loss) / income	$(115,176)	$190,568
Depreciation - owned or finance leased vessels	98,006	94,943
Depreciation - right of use assets	22,041	26,806
Amortization of restricted stock	12,483	15,355
Amortization of deferred financing fees	3,689	3,086
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	1,326	313
Accretion of convertible notes	5,384	4,565
Accretion of fair value measurement on debt assumed in business combinations	1,686	1,742
Non-cash portion of loss on Convertible Notes exchange	5,504	—
	34,943	337,378
Changes in assets and liabilities:
Decrease / (increase) in inventories	866	(1,160)
Decrease / (increase) in accounts receivable	1,287	(36,748)
(Increase) / decrease in prepaid expenses and other current assets	(1,933)	1,998
(Increase) / decrease in other assets	(297)	666
Decrease in accounts payable	(297)	(5,423)
Decrease in accrued expenses	(8,647)	(4,616)
	(9,021)	(45,283)
Net cash (outflow) / inflow from operating activities	25,922	292,095
Investing activities
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels)	(27,308)	(119,805)
Net cash outflow from investing activities	(27,308)	(119,805)
Financing activities
Debt repayments	(341,449)	(381,657)
Issuance of debt	367,578	318,194
Debt issuance costs	(9,124)	(9,706)
Principal repayments on lease liability - IFRS 16	(28,674)	(41,668)
Issuance of convertible notes	119,419	—
Gross proceeds from issuance of common stock	—	2,601
Equity issuance costs	—	(26)
Dividends paid	(11,646)	(11,739)
Net cash inflow / (outflow) from financing activities	96,104	(124,001)
Increase / (decrease) in cash and cash equivalents	94,718	48,289
Cash and cash equivalents at January 1,	187,511	202,303
Cash and cash equivalents at June 30,	$282,229	$250,592

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and six months ended June 30, 2021 and 2020
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$50,298	$251,993	$92,419	$410,704

Average Daily Results
TCE per day(2)	$11,954	$29,693	$11,552	$26,250
Vessel operating costs per day(3)	$6,807	$6,407	$6,848	$6,499

LR2
TCE per revenue day (2)	$11,951	$46,988	$11,949	$36,503
Vessel operating costs per day(3)	$6,699	$6,656	$6,687	$6,699
Average number of vessels	42.0	42.0	42.0	42.0

LR1
TCE per revenue day (2)	$11,528	$35,794	$11,378	$28,701
Vessel operating costs per day(3)	$6,591	$6,891	$6,618	$6,785
Average number of vessels	12.0	12.0	12.0	12.0

MR
TCE per revenue day (2)	$12,468	$21,508	$11,871	$21,196
Vessel operating costs per day(3)	$6,956	$6,161	$6,963	$6,291
Average number of vessels	63.0	62.0	63.0	61.4

Handymax
TCE per revenue day (2)	$9,865	$17,698	$9,286	$20,117
Vessel operating costs per day(3)	$6,645	$6,359	$6,994	$6,548
Average number of vessels	14.0	20.8	15.7	20.9

Fleet data
Average number of vessels	131.0	136.8	132.7	136.3

Drydock
Drydock, scrubber, ballast water treatment system and other vessel related payments for owned, sale leaseback and bareboat chartered-in vessels (in thousands of U.S. dollars)	$10,707	$56,319	$27,308	$119,805

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, sale leasebacked, or chartered-in less the number of days the vessel is off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to owned, sale leasebacked, or bareboat chartered-in vessels, not time chartered-in vessels.

Fleet list as of August 4, 2021

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback and bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Magister (formerly STI Master)	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
71	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
74	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
75	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Not Yet Installed
76	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
77	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
78	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
79	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes
80	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes
81	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
82	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes
83	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Yes
84	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Yes
85	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes
86	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Yes
87	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
88	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
89	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
90	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
91	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
92	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
93	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
94	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
97	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
98	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Yes
99	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Yes
100	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Yes
101	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Yes
102	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Yes
103	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Yes
104	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Yes
105	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Yes
106	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Yes
107	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Yes
108	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Yes
109	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Yes
110	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Yes
111	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Yes
112	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
113	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
114	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
115	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
116	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes
117	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2	Yes
118	STI Guard	2016	113,000	—	SLR2P (4)	LR2	Yes
119	STI Guide	2016	113,000	—	SLR2P (4)	LR2	Yes
120	STI Selatar	2017	109,999	—	SLR2P (4)	LR2	Yes
121	STI Rambla	2017	109,999	—	SLR2P (4)	LR2	Yes
122	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2	Yes
123	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2	Yes
124	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2	Yes
125	STI Lobelia	2019	110,000	—	SLR2P (4)	LR2	Yes
126	STI Lotus	2019	110,000	—	SLR2P (4)	LR2	Yes
127	STI Lily	2019	110,000	—	SLR2P (4)	LR2	Yes
128	STI Lavender	2019	110,000	—	SLR2P (4)	LR2	Yes
129	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5)
130	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5)
131	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5)

	Total owned, sale leaseback and bareboat chartered-in fleet DWT		9,223,160

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million per vessel, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2020 and 2021 were as follows:

Date paid	Dividends per common share
March 2020	$0.100
June 2020	$0.100
September 2020	$0.100
December 2020	$0.100
March 2021	$0.100
June 2021	$0.100

On August 4, 2021, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about September 29, 2021 to all shareholders of record as of September 9, 2021 (the record date). As of August 4, 2021, there were 58,369,516 common shares of the Company outstanding.
$250 Million Securities Repurchase Program
In September 2020, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), which were originally issued in May 2020, Convertible Notes due 2022, which were issued in May and July 2018, and Convertible Notes due 2025, which were issued in March and June 2021. No securities have been repurchased under the new program since its inception through the date of this press release.
At the Market Equity Offering Program
In November 2019, the Company entered into an “at the market” offering program (the "ATM Equity Program") pursuant to which it may sell up to $100 million of its common shares, par value $0.01 per share. As part of the ATM Equity Program, the Company entered into an equity distribution agreement dated November 7, 2019 (the "Sales Agreement"), with BTIG, LLC, as sales agent (the "Equity ATM Agent"). In accordance with the terms of the Sales Agreement, the Company may offer and sell its common shares from time to time through the Equity ATM Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Equity ATM Agent and the Company.
There is $97.4 million of remaining availability under the ATM Program as of August 4, 2021.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 131 product tankers (42 LR2 tankers, 12 LR1 tankers, 63 MR tankers and 14 Handymax tankers) with an average age of 5.5 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Second Quarter of 2021 Financial Results Compared to the Second Quarter of 2020". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Loss to Adjusted Net Loss

	For the three months ended June 30, 2021
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(52,782)	$(0.97)	$(0.97)
Adjustments:
Loss on Convertible Notes exchange	1,648	0.03	0.03
Write-off of deferred financing fees	51	—	—
Adjusted net loss	$(51,083)	$(0.94)	$(0.94)

	For the three months ended June 30, 2020
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$143,941	$2.63	$2.40
Adjustment:
Write-off of deferred financing fees	313	0.01	0.01
Adjusted net income	$144,254	$2.63	$2.40	(1)

	For the six months ended June 30, 2021
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(115,176)	$(2.12)	$(2.12)
Adjustments:
Loss on Convertible Notes exchange	5,504	0.10	0.10
Write-off of deferred financing fees	1,326	0.02	0.02
Adjusted net loss	$(108,346)	$(1.99)	$(1.99)	(1)

	For the six months ended June 30, 2020
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$190,568	$3.48	$3.21
Adjustments:
Deferred financing fees write-off	313	0.01	0.01
Adjusted net income	$190,881	$3.49	$3.21	(1)

(1) Summation difference due to rounding.

Reconciliation of Net (Loss) / Income to Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2021	2020	2021	2020
Net (loss) / income	$(52,782)	$143,941	$(115,176)	$190,568
Financial expenses	35,906	39,127	69,973	83,892
Loss on Convertible Notes exchange	1,648	—	5,504	—
Financial income	(187)	(295)	(412)	(860)
Depreciation - owned or finance leased vessels	49,222	48,102	98,006	94,943
Depreciation - right of use assets	10,200	13,609	22,041	26,806
Amortization of restricted stock	6,291	7,509	12,483	15,355
Adjusted EBITDA	$50,298	$251,993	$92,419	$410,704

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616